UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-8F
APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES
I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2.	Name of fund:

North American Government Bond Fund, Inc. (“Registrant”)

3.	Securities and Exchange Commission File No: 811-07292

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

ALPS Fund Services, Inc.
1290 Broadway, Suite 1100
Denver, CO  80203

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Megan Hadley Koehler
ALPS Fund Services, Inc.
1290 Broadway, Suite 1100
Denver, CO  80203
720-917-0585

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

ALPS Fund Services, Inc.
1290 Broadway
Denver, CO  80203
(303) 623-2577

MUFG Union Bank, N.A.
350 California Street, 6th Floor
San Francisco, CA 94104
(415) 705-7160

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]	Open-end	[ ]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

International Strategy & Investment Inc.
666 Fifth Avenue
New York, NY  10103
800-955-7175

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

ALPS Distributors, Inc.
1290 Broadway
Denver, CO  80203

International Strategy & Investment Group LLC
666 Fifth Avenue, 11th Floor
New York, NY  10103

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): Not Applicable

(b)	Trustee's name(s) and address(es): Not Applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes	[X]	No

If Yes, for each UIT state:

Name(s):

 File No.: 811-____

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the board vote took place:

December 10, 2014

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the shareholder vote took place:

March 16, 2015

If No, explain:

II.	Distribution to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]	Yes	[ ]	No

a.	If Yes, list the date(s) on which the fund made those distributions:

March 17, 2015

This was a tax-free reorganization of the Registrant, a Maryland corporation, into Centre Active U.S. Treasury Fund (the “Treasury Fund”), a series of the Centre Funds, a Delaware statutory trust (“Acquiring Trust”). The Registrant transferred all of its assets in exchange for shares of beneficial interest of the Treasury Fund and the assumption by the Treasury Fund of all of the liabilities of the Registrant. The Treasury Fund then distributed shares of the Treasury Fund on a pro rata basis to shareholders of the Registrant.

b.	Were the distributions made on the basis of net assets?

[X]	Yes	[ ]	No

c.	Were the distributions made pro rata based on share ownership?

[X]	Yes	[ ]	No

d.	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

e.	Liquidations only:

Were any distributions to shareholders made in kind?

[ ]	Yes	[ ]	No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ]	Yes	[ ]	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]	Yes	[ ]	No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes	[X]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of,  those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ]	Yes	[X]	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ]	Yes	[ ]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes	[X]	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: Approximately $30,381

(ii)	Accounting expenses: Not applicable.

(iii)	Other expenses (list and identify separately):

Proxy Printing, Mailing, Postage and Solicitation Expenses:
Approximately $33,797

(iv)	Total expenses (sum of lines (i)-(iii) above):

Approximately $64,178

(b)	How were those expenses allocated?

The Registrant and three other separate registered investment companies, ISI Strategy Fund, Inc., Managed Municipal Fund, Inc., and Total Return U.S. Treasury Fund, Inc. (together, with the Registrant, the “ISI Funds”), reorganized into series of the Acquiring Trust (the “Merger”). None of the ISI Funds, including the Registrant, incurred any of the expenses of the Merger as each of International Strategy & Investment Inc. (“ISI”) and Centre Asset Management, LLC ("Centre"), the Investment Adviser and Sponsor of the Acquiring Trust, assumed all of the costs incurred in connection with the carrying out of the Merger.

(c)	Who paid the expenses?

ISI and Centre jointly assumed all of the costs incurred in connection with the carrying out of the Merger. The expenses disclosed in 22.(a) reflect all of the expenses incurred and borne by ISI in connection with the Merger of all of the ISI Funds and do not include any expenses incurred or borne by Centre.

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes	[X]	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes	[X]	No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes	[X]	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Centre Funds (Registrant)
Centre Active U.S. Treasury Fund
(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-22545

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Securities Act File No. 333-201219
Form Type: N-14/A
Date Filed: February 3, 2015

(d)	If the merger or reorganization agreement has not been field with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of North American Government Bond Fund, Inc. (ii) she is the Assistant Secretary of North American Government Bond Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

By:	/s/ Megan Hadley Koehler
Megan Hadley Koehler
Assistant Secretary